SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE ON RELATED-PARTY TRANSACTIONS

São Paulo, October 30, 2026 - Braskem S.A. (“Braskem”), in compliance with the provisions of Article 33, item XXXII, of CVM Resolution No. 80/2022, hereby informs its shareholders and the market in general of the following related-party transaction:

Parties	Voqen Energia Ltda. (“Voqen”) and Petróleo Brasileiro S.A. - Petrobras (“Petrobras”).
Relationship with the issuer	Voqen is a wholly owned subsidiary of Braskem S.A. ("Braskem"), which, in turn, is co-controlled by Petrobras.
Purpose	Supply and Receipt Confirmation No. 11-2026 between Petrobras (seller) and Voqen (buyer) for the supply of natural gas from October 21, 2026 to October 25, 2026. The transaction is governed by the General Terms and Conditions Agreement for the Purchase and Sale of Natural Gas entered into between Petrobras and Voqen on July 21, 2025.

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Key Terms and Conditions

Supply and Receipt Confirmation No. 11-2026:

Supply Period: October 21, 2026 to October 25, 2026.

Gas Delivery via Title Transfer at Transmission Company NTS.

Transaction Value: R$7,530,250.00 (seven million, five hundred thirty thousand, two hundred fifty Brazilian reais).

Throughout 2026, another 10 Supply and Receipt Confirmations were entered into between Petrobras and Voqen:

Supply and Receipt Confirmation No. 10-2026:

Supply Period: August 28, 2026.

Gas Delivery via Title Transfer at Transmission Companies NTS and TBG.

Transaction Value: R$4,305,000.00 (four million, three hundred five thousand Brazilian reais).

Supply and Receipt Confirmation No. 09-2026:

Supply Period: July 31, 2026.

Gas Delivery via Title Transfer at Transmission Company TBG.

Transaction Value: R$1,400,000.00 (one million, four hundred thousand Brazilian reais).

Supply and Receipt Confirmation No. 08-2026:

Supply Period: July 18, 2026 to July 19, 2026.

Gas Delivery via Title Transfer at Transmission Company TBG.

Transaction Value: R$2,376,240.00 (two million, three hundred seventy-six thousand, two hundred forty Brazilian reais).

Supply and Receipt Confirmation No. 07-2026:

Supply Period: June 30, 2026.

Gas Delivery via Title Transfer at Transmission Companies NTS and TBG.

Transaction Value: R$2,100,000.00 (two million, one hundred thousand Brazilian reais).

Supply and Receipt Confirmation No. 06-2026:

Supply Period: June 27, 2026 to June 28, 2026.

Gas Delivery via Title Transfer at Transmission Companies NTS and TBG.

Transaction Value: R$15,900,000.00 (fifteen million, nine hundred thousand Brazilian reais).

Supply and Receipt Confirmation No. 05-2026:

Supply Period: May 27, 2026 to May 29, 2026.

Gas Delivery via Title Transfer at Transmission Companies NTS, TBG and TAG.

Transaction Value: R$9,447,275.00 (nine million, four hundred forty-seven thousand, two hundred seventy-five Brazilian reais).

Supply and Receipt Confirmation No. 04-2026:

Supply Period: April 30, 2026.

Gas Delivery via Title Transfer at Transmission Company TBG.

Transaction Value: R$1,344,000.00 (one million, three hundred forty-four thousand Brazilian reais).

Supply and Receipt Confirmation No. 03-2026:

Supply Period: April 11, 2026 to April 17, 2026.

Gas Delivery via Title Transfer at Transmission Company NTS.

Transaction Value: R$4,536,000.00 (four million, five hundred thirty-six thousand Brazilian reais).

Supply and Receipt Confirmation No. 02-2026:

Supply Period: March 31, 2026.

Gas Delivery via Title Transfer at Transmission Company NTS.

Transaction Value: R$346,000.00 (three hundred forty-six thousand Brazilian reais).

Supply and Receipt Confirmation No. 01-2026:

Supply Period: January 31, 2026.

Gas Delivery via Title Transfer at Transmission Company TAG.

Transaction Value: R$145,600.00 (one hundred forty-five thousand, six hundred Brazilian reais). In 2025, a single transaction was entered into:

Supply and Receipt Confirmation No. 01-2025:

Supply Period: August 17, 2025 to August 26, 2025.

Gas Delivery via Title Transfer at Transmission Company TBG.

Transaction Value: R$1,822,600.00 (one million, eight hundred twenty-two thousand, six hundred Brazilian reais).

The aggregate amount of Supply Confirmations 01-2025, 01-2026, 02-2026, 03-2026, 04-2026, 05-2026, 06-2026, 07-2026, 08-2026, 09-2026, 10-2026 and 11-2026 is R$51,252,965 (fifty-one million, two hundred fifty-two thousand, nine hundred sixty-five Brazilian reais).

Transaction date	10/21/2026
Possible participation of the counterparty, its partners, or managers in the issuer's decision-making process or negotiation of the transaction as representatives of the issuer	The transaction was reviewed by the relevant bodies within Voqen, without the participation of board members who also serve as executives (statutory officers) of Petrobras.

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Detailed justification of the reasons why the issuer’s management considers that the transaction was conducted on arm’s length terms or provides for adequate compensatory payment

The transaction followed all of Voqen’s internal procurement procedures applicable to natural gas suppliers, which include market-based parameters for the agreed-upon commercial terms.

This transaction was approved by the appropriate governing bodies and complied with Braskem’s Related-Party Transactions Policy.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This notice on related-party transactions on Form 6-K may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan”, “objective” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro objectives disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions and operating factors, availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Report on Form 6-K does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.